RESULTS OF SHAREHOLDER VOTES

The Annual Meeting of Shareholders of the Fund was held on September 28, 2010. At this meeting, shareholders voted on the election of trustees. With regard to the election of the following Class III Trustees by common shareholders of the
Fund:

                                               # of Shares
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                                      For                       Withheld
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Gerald L. Seizert                  11,274,239                    247,173
Derek Medina                       11,265,760                    255,651
Randall C. Barnes                  11,264,674                    256,737

The other Trustees of the Fund whose terms did not expire in 2010 are Daniel L. Black, Tracy V. Maitland, Ronald A. Nyberg and Michael A. Smart